UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


                         Name of Issuer: PYRAMID OIL CO.


            Title of Class of Securities: Common Stock, no par value


                            CUSIP Number: 747215 10 1


           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications:

                                Julia K. O'Neill
                           The Feinberg Law Group, LLC
                           57 River Street, Suite 204
                               Wellesley, MA 02481
                                 (781) 283-5775


Date of Event which Requires Filing of this Statement: July 18, 2008

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Michael D. Herman
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS  2(d) or 2(e)
                                                                       [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America
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7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER:

     2,180,808
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8    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER:

     0
--------------------------------------------------------------------------------
9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER:

     2,180,808
--------------------------------------------------------------------------------
10   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER:

     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     2,180,808
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (not checked)
                                                                       [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     46.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Herman is the beneficial owner of 2,180,808 shares of Common Stock, or approximately 46.6% of the outstanding Common Stock of the Issuer.

         (b) Mr. Herman has sole power to vote, direct the vote, dispose or and direct the disposition of all of the shares.

         (c) Mr. Herman recently sold the following numbers of shares of Common Stock of the Issuer through brokers' transactions at the following prices:

         Date of Sale        No. of Shares Sold        Price Per Share ($)
         ------------        ------------------        -------------------

          7/18/2008                         400                       15.8
                                             66                      15.51
                                          9,534                       15.5
                                          5,000                   15.01064
                                          5,000                       14.9
                                          2,900                    14.7839
                                          2,100                      14.71
                                            250                      14.71
                                          4,750                       14.7
          7/21/2008                       9,941                    15.5339
                                             59                       15.5
                                            400                      15.63
                                            228                      15.62
                                            200                       15.6
                                          9,172                      15.55
                                          5,900                       16.6
                                            100                      16.59
                                          2,900                      16.57
                                          1,100                       16.5
                                          5,000                       16.5
                                          1,200                       17.7
                                         18,800                       17.6
                                             50                      17.27
                                          1,585                   17.26757
                                         12,865                      17.25
                                          2,600                         17
                                            500                       17.5
          7/22/2008                       6,407                   15.13281
                                          3,593                      15.01
                                            400                      15.08
                                            100                      15.05
                                            100                      15.03
                                          2,300                       15.1
                                            100                      15.02
                                          2,100                      15.07
                                          2,000                      15.09
                                          2,900                      15.01


         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Report on
Schedule 13D is true, complete and correct.


Dated:  July 23, 2008

                                       /s/ MICHAEL D. HERMAN
                                       -----------------------------------------
                                       Michael D. Herman



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